Exhibit 21

Subsidiaries of the Registrant

Listed below are the major subsidiaries of the Company, each of which is in the consolidated financial statements of the Company and its Subsidiaries, and the percentage of ownership by the Company (or if indented, by the subsidiary under which it is listed).  Subsidiaries omitted from the list would not, if aggregated, constitute a significant subsidiary:

	Jurisdiction of	Securities
Name of Subsidiary	Incorporation	Ownership

Media General Communications, Inc.	Delaware	100%
Media General Operations, Inc.	Delaware	100%
Birmingham Broadcasting Co., Inc.	Delaware	100%
Birmingham Broadcasting (WVTM-TV), LLC	Delaware	100%
Blockdot, Inc.	Texas	100%
MGDT, Inc.	Delaware	100%
Media General Communications Holdings, LLC	Delaware	100%
NES II, Inc.	Virginia	100%
Professional Communications Systems, Inc.	Florida	100%
Virginia Paper Manufacturing Corp.	Georgia	100%